0 82-03322



RECEIVE
2009 DEC -9 A 4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 20, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Re: **Performance Update**

We are sending herewith, for your record and reference, a copy of Performance Update for the half year ended 30th September, 2009, being mailed by us to the Shareholders of the Company.

Thanking you,

Yours faithfully,

09047463

Anil Ladha
Sr. Manager (Secretarial)

encl: as above

Dlw 12/9

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, Maharashtra, India.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

GRASIM INDUSTRIES LIMITED

Performance Update

For the half year ended 30th September, 2009


ADITYA BIRLA
GRASIM

Mumbai, October 29, 2009

Dear Shareholders,

Your Company has reported an excellent performance for the half year ended 30th September 2009 with both of its core businesses, viz., Cement and Viscose Staple Fibre, registering an impressive growth in volumes besides cost control.

Before discussing the business performance in detail, let me first brief you about the strategic developments.

STRATEGIC INITIATIVES

1. Sale of Sponge Iron Business

In line with its strategy of focusing on its core businesses, viz., Cement and VSF, your Company divested its Sponge Iron business by way of a slump sale under a Scheme of Arrangement under Sections 391-394 of the Companies Act, 1956, at a sale consideration of Rs.1,030 Crores, resulting in a net gain of Rs.336 crores. The transaction was completed on 22nd May, 2009.

2. Demerger of Cement Business

Your Company has embarked on a restructuring exercise under which the Cement business will be demerged into Samruddhi Cement Ltd. (Samruddhi), a wholly owned subsidiary of your Company. In consideration, Samruddhi will issue 1 (one) new equity share of the face value of Rs.5/-, credited as fully paid up, to Grasim's shareholders for every equity share they hold in Grasim as of the Record Date to be fixed for this purpose, in addition to the shares held by them in Grasim. Upon such issue, the shareholding of Grasim in Samruddhi will get diluted to 65%.

This move is designed to ensure your Company's majority stake in, and continued support to, the rapidly growing Cement business, while simultaneously providing your Company's shareholders a direct participation in a pure play cement company.

The demerger will be undertaken through a scheme of arrangement under Sections 391-394 of the Companies Act, 1956, subject to the applicable approvals, inter alia from the Company's shareholders and creditors and the High Courts of Madhya Pradesh and Gujarat.

FINANCIAL PERFORMANCE

Let me now move on to the financial performance of your Company. (Rs. Crores)

Standalone			Particulars	Consolidated		
Half Year		%		Half Year		%
2009-10	2008-09	Change		2009-10	2008-09	Change
6,113.2	5,324.8	15	Net Turnover & Operating Income	9,874.9	8,938.7	10
2,106.6	1,512.4	39	PBIDT	3,311.1	2,379.0	39
98.1	58.6	67	Interest	165.5	141.6	17
272.9	211.9	29	Depreciation	482.3	410.4	18
1,735.6	1,241.9	40	Profit Before Taxes	2,663.3	1,827.0	46
530.9	308.2	72	Total Tax Expenses	863.9	472.6	83
1,204.7	933.7	29	Profit After Taxes	1,799.4	1,354.4	33
—	—	—	Minority Share, Share in Profit / Loss of Associates	274.7	196.1	40
1,204.7	933.7	29	Net Profit (Before EO Gain)	1,524.7	1,158.3	32
336.1	—	—	Extraordinary Gain	336.1	—	—
1,540.8	933.7	65	Net Profit (Incl. EO Gain)	1,860.8	1,158.3	61

Consolidated Results - Highlights

- Consolidated Revenue grew by 10% at Rs.9,875 Crores (Rs.8,939 Crores) supported by revenue growth in all business segments.
- PBIDT increased from Rs.2,379 Crores in H1FY09 to Rs.3,311 Crores in H1FY10, an increase of 39%.
- Notwithstanding a steep increase of over 83% in tax expenses, Net Profit (before Extraordinary Gain) rose by 32% at Rs.1,525 Crores (Rs.1,158 Crores).
- Net profit (after Extraordinary Gain) was higher at Rs.1,861 Crores (Rs.1,158 Crores).

The Consolidated as well as the Standalone results for the half year are not strictly comparable with the corresponding half year's results, owing to the sale of Sponge Iron business on 22nd May, 2009 and consolidation of Idea Cellular Limited (Idea) as an Associate from 1st January, 2009, as against as a JV earlier.

Excluding Sponge Iron business from both H1FY10 and H1FY09 and consolidation of Idea as an Associate in H1FY09, the performance of your Company on a comparable basis is as under:

(Rs. Crores)

Standalone			Particulars	Consolidated		
Half Year		% Change		Half Year		% Change
2009-10	2008-09			2009-10	2008-09	
6,002.4	4,772.3	26	Net Turnover & Operating Income	9,764.1	8,107.1	20
2,145.8	1,406.4	53	PBIDT	3,350.3	2,182.9	53
1,235.3	870.9	42	PAT (After Minority Share, Before EO Gain)	1,555.2	1,095.5	42

BUSINESSWISE PERFORMANCE

CEMENT

		Half Year		% Change
		2009-10	2008-09	
Grey Cement				
Capacity	**Mn. TPA**	**45.65**	**37.55**	**22**
- Grasim*		22.55	18.05	25
- UltraTech		23.10	19.50	18
Production	**Mn. MT**	**17.79**	**14.92**	**19**
- Grasim*		9.54	7.64	25
- UltraTech		8.25	7.28	13
Sales Volumes$	**Mn. MT**	**19.01**	**16.09**	**18**
- Grasim Cement*		9.44	7.67	23
- UltraTech Cement		8.32	7.38	13
- UltraTech Clinker		1.25	1.04	20
Realisation	**Rs. / MT**			
- Grasim Cement*		3,676	3,404	8
- UltraTech Cement		3,689	3,443	7
- UltraTech Clinker		2,095	2,397	(13)

		Half Year		% Change
		2009-10	2008-09	
Ready Mix Concrete (RMC)				
Sales Volumes	Lac Cu. Mtrs.	**18.04**	**19.39**	**(7)**
- Grasim*		10.81	12.47	(13)
- UltraTech		7.23	6.92	4
Realisation	Rs./Cu. Mtr.	**2,875**	**2,896**	**(1)**
White Cement				
Production	MT	237,875	196,645	21
Sales Volumes $$	MT	235,882	198,665	19
Avg. Realisation	Rs. / MT	8,081	7,849	3
Wall Care Putty				
Sales Volumes	MT	97,618	69,044	41
Avg. Realisation	Rs. / MT	19,329	19,644	(2)
Net Divisional Revenue	Rs. Crs.	**7,680.5**	**6,167.5**	**25**
- Cement- Grasim*		3,852.0	2,940.7	31
- Cement- UltraTech		3,610.7	3,020.8	20
- White Cement		368.0	284.0	30
PBIDT	Rs. Crs.	**2,673.9**	**1,663.5**	**61**
- Grasim*		1,423.1	866.5	64
-UltraTech		1,253.5	800.1	57
PBIDT Margin	%	**34.7**	**26.9**	—
- Grasim*		33.7	26.9	—
- UltraTech		34.4	26.3	—

**Denotes Grasim standalone, $ Includes captive consumption for RMC,*
$$ Includes captive consumption for value added products, @ Capital employed includes CWIP

Performance Review

The Cement business has posted a robust performance. Production supported by capacity expansions, expanded by 19% at 17.79 million tons. Sales volumes registered an increase of 18% at 19.01 million tons as against sector growth of 12%. This was made possible by the spectacular growth witnessed in the northern and eastern regions by 43% and 19% respectively. In the RMC business, the performance was impacted by the slowdown in the real estate sector. Higher volumes, softening of fuel prices and enhanced share of captive power resulted in significant growth in operating margins which grew from 26.9% to 34.7%.

In the White Cement segment, the performance was commendable. Production and Sales volumes grew by 21% and 19% respectively over the corresponding half year. Wall care putty clocked a 41% growth in volumes.

Capex Plan

Your Company commissioned grinding capacities of 4.1 million tons in the first half – 1.6 million tons at Shambhupura (Rajasthan), 1.3 million tons at Aligarh (U.P.), both in Grasim and 1.2 million tons at Ginigera (A.P.) in UltraTech. The grinding capacity of 3.1 million tons at Kotputli (Rajasthan) is likely to be commissioned by the end of Q3FY10. Upon its commissioning, Grasim's capacity together with that of UltraTech, will stand expanded at 48.8 million tons.

An overall capital outlay of Rs.4,150 Crores has been earmarked for the Cement business (including an outlay of Rs.2,055 Crores at UltraTech). This is proposed to be invested over the next 3 years on grinding and evacuation facility, logistics infrastructure, waste heat recovery system, captive thermal power plant, modernization and completion of existing projects.

Outlook

Industry demand is expected to grow at around 9% p.a. during the next 5 years, given the Government's initiatives to boost rural development, infrastructure and housing. The long term outlook is promising, even though the surplus caused by new cement capacities is likely to impact margins over the immediate term. The Company's focus on higher volume growth, captive power generation and capital productivity should help in partially offsetting the impact on margins.

VISCOSE STAPLE FIBRE (VSF)

	Unit	Half Year		% Change
		2009-10	**2008-09**	
Production	Tons	139,021	121,056	15
Sales Volume	Tons	141,411	119,295	19
Net Divisional Revenue	Rs. Crores	1,565.4	1,335.5	17
Average Realisation	Rs./Ton	101,558	101,835	—
PBIDT	Rs. Crores	553.0	343.0	61
PBIDT Margin	%	35.1	25.2	—

Performance Review

The performance of VSF business has been notable. Production was up by 15% at 139,021 tons despite Nagda plant being shut for 48 days during the period, owing to water shortage. Strong domestic demand and higher penetration in export markets led to 19% growth in volumes. Coupled with reduction in the cost of all the major raw materials – pulp, caustic soda and sulphur- the Business earned PBIDT of Rs.553 Crores, up by 61%.

Capex Plan

With the revival of demand, your Company plans to set up a 80,000 TPA VSF plant at Vilayat (Gujarat) at an estimated investment of Rs.1,000 Crores. Your Company has already acquired the land and received environmental clearances for the project. After the commissioning of the plant in FY13, VSF capacity will stand enhanced at 413,975 tons.

Outlook

Volume outlook is positive with strong domestic and international demand owing to signs of revival in consumer offtake in western markets.

Any price increase from current levels appears difficult due to growing price differential with other textile fibres. Margins are likely to decline from current level due to upward trend in pulp prices.

CHEMICAL

	Unit	Half Year		% Change
		2009-10	2008-09	
Caustic Soda				
- Production	Tons	109,216	102,221	7
- Sales Volume	Tons	108,964	100,903	8
Net Divisional Turnover	Rs. Crores	251.5	271.9	(8)
ECU Realisation	Rs./Ton	19,751	22,560	(12)
PBIDT	Rs. Crores	71.8	93.9	(24)
PBIDT Margin	%	28.5	34.5	—

Performance Review

The Chemical business' performance was satisfactory, despite the prevailing global economic conditions. Caustic volumes improved by 8% due to aggressive marketing. Lower ECU realisations emanating from lower caustic and byproduct prices, however, led to lower operating margin.

Outlook

Realisations are expected to remain under pressure due to the commissioning of new capacities and cheap imports. However, the recovery in the economy is expected to translate into better performance of the Business in the long term.

SUMMARY

Both the core businesses of your Company have strong competitive advantage and attained global size and now stand at the next phase of growth. With the current phase of restructuring, the stage for future growth has been set. Your Company will continue to make investments in these two businesses to enhance cost and volume leadership. On restructuring, while Cement business will be consolidated in a pure play company, Grasim at the consolidated level will continue to be a Cement and VSF major as before.

Before signing off, I wish you and your family a happy and prosperous new year.

Yours sincerely,

Adesh Gupta
Whole Time Director & Chief Financial Officer

Corporate Office : Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K.Ahire Marg, Worli, Mumbai -400030
Registered Office : Birlagram, Nagda – 456331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ from those expressed or implied. Important factors that could make a difference to the Company's operations include Global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.



UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 30th SEPTEMBER 2009

I. CONSOLIDATED RESULTS :

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**4,682.28**	**4,449.04**	**9,771.24**	**8,847.36**	**18,287.79**
Other Operating Income	61.04	37.45	103.61	91.37	199.33
Total Operating Income	**4,743.32**	**4,486.49**	**9,874.85**	**8,938.73**	**18,487.12**
Expenditure :					
- Decrease / (Increase) in Stock in trade & work in progress	(115.73)	(0.26)	(58.90)	(159.83)	(90.58)
- Raw Material Consumed	811.20	1,104.09	1,750.31	2,067.67	3,936.50
- Purchases of Finished Goods	41.70	34.59	71.67	57.15	123.98
- Payment to & Provision for Employees	253.01	230.18	511.48	456.16	951.33
- Power & Fuel Cost	820.48	884.55	1,674.68	1,738.90	3,740.58
- Freight, Handling & Other Expenses	655.88	537.67	1,323.60	1,109.32	2,369.59
- Depreciation	242.35	210.88	482.34	410.45	865.78
- Other Expenditure	730.89	740.82	1,431.97	1,425.47	2,928.15
Total Expenditure	**3,439.78**	**3,742.52**	**7,187.15**	**7,105.29**	**14,825.33**
Profit from Operations before Other Income & Interest	**1,303.54**	**743.97**	**2,687.70**	**1,833.44**	**3,661.79**
Other Income	84.49	67.81	141.03	135.14	252.60
Profit Before Interest and Tax	**1,388.03**	**811.78**	**2,828.73**	**1,968.58**	**3,914.39**
Interest	83.12	75.04	165.44	141.60	307.81
Profit from Ordinary Activities before Tax	**1,304.91**	**736.74**	**2,663.29**	**1,826.98**	**3,606.58**
Provision for Current Tax	(337.85)	(101.50)	(652.06)	(294.05)	(550.66)
Provision for Deferred Tax	(85.22)	(72.30)	(211.88)	(178.57)	(440.71)
Net Profit from Ordinary Activities after Tax	**881.84**	**562.94**	**1,799.35**	**1,354.36**	**2,615.21**
Extraordianry Items :					
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 2A)	-	-	336.07	-	-
Net Profit (before profit of Associates and adjustment for Minority Interest)	**881.84**	**562.94**	**2,135.42**	**1,354.36**	**2,615.21**
Add : Share in Profit of Associates	10.66	0.31	27.26	0.61	15.91
Less : Minority Share	111.73	76.82	301.88	196.65	444.46
Net Profit	**780.77**	**486.43**	**1,860.80**	**1,158.32**	**2,186.66**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*11,417.53*
Basic EPS for the period before Extraordinary Item (Rs.)	**85.15**	**53.05**	**166.29**	**126.33**	**238.49**
Diluted EPS for the period before Extraordinary Item (Rs.)	**85.13**	**53.05**	**166.26**	**126.33**	**238.49**
Basic EPS for the period after Extraordinary Item (Rs.)	**85.15**	**53.05**	**202.95**	**126.33**	**238.49**
Diluted EPS for the period after Extraordinary Item (Rs.)	**85.13**	**53.05**	**202.90**	**126.33**	**238.49**

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**2,983.77**	**2,687.52**	**6,037.75**	**5,269.42**	**10,819.89**
Other Operating Income	42.01	15.27	75.42	55.34	136.35
Total Operating Income	**3,025.78**	**2,702.79**	**6,113.17**	**5,324.76**	**10,956.24**
Expenditure :					
- Decrease / (Increase) in Stock in trade & work in progress	(48.87)	(32.15)	(8.70)	(109.82)	(33.54)
- Raw Material Consumed	598.22	874.12	1,322.34	1,592.20	3,064.25
- Purchases of Finished Goods	16.82	13.94	30.91	29.39	65.94
- Payment to & Provision for Employees	159.94	146.55	327.80	288.18	598.17
- Power & Fuel Cost	481.30	466.67	932.06	906.47	1,928.47
- Freight, Handling & Other Expenses	355.81	283.23	707.00	580.63	1,234.11
- Depreciation	135.89	106.86	272.88	211.86	456.97
- Other Expenditure	404.40	355.75	824.90	665.34	1,467.33
Total Expenditure	**2,103.51**	**2,214.97**	**4,409.19**	**4,164.25**	**8,781.70**
Profit from Operations before Other Income & Interest	**922.27**	**487.82**	**1,703.98**	**1,160.51**	**2,174.54**
Other Income	101.14	83.68	129.70	139.99	214.07
Profit Before Interest and Tax	**1,023.41**	**571.50**	**1,833.68**	**1,300.50**	**2,388.61**
Interest	50.53	28.38	98.05	58.58	140.77
Profit from Ordinary Activities before Tax	**972.88**	**543.12**	**1,735.63**	**1,241.92**	**2,247.84**
Provision for Current Tax	(252.28)	(73.06)	(403.21)	(204.93)	(342.38)
Provision for Deferred Tax	(46.35)	(50.56)	(127.65)	(103.30)	(257.50)
Net Profit from Ordinary Activities after Tax	**674.25**	**419.50**	**1,204.77**	**933.69**	**1,647.96**
Extraordinary Items:					
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 2A)	-	-	336.07	-	-
Net Profit & Loss for the period	**674.25**	**419.50**	**1,540.84**	**933.69**	**1,647.96**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					9,372.08
Basic EPS for the period before Extraordinary Items (Rs.)	**73.54**	**45.75**	**131.40**	**101.83**	**179.73**
Diluted EPS for the period before Extraordinary Items (Rs.)	**73.52**	**45.75**	**131.37**	**101.83**	**179.73**
Basic EPS for the period after Extraordinary Items (Rs.)	**73.54**	**45.75**	**168.05**	**101.83**	**179.73**
Diluted EPS for the period after Extraordinary Items (Rs.)	**73.52**	**45.75**	**168.01**	**101.83**	**179.73**
Total Public Shareholding					
- Number of Shares (000's)	58,824	56,698	58,824	56,698	58,760
- Percentage of Shareholding	64.17%	61.85%	64.17%	61.85%	64.10%
Promoter & Promoter Group Shareholding					
a) Pledged / Encumbered					
- Number of Shares (000's)	-	-	-	-	-
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	-	-	-	-	-
- Percentage of Shares (as a % of the total share capital of the Company)	-	-	-	-	-
b) Non-encumbered					
- Number of Shares (000's)	23,089	23,089	23,089	23,089	23,089
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
- Percentage of Shares (as a % of the total share capital of the Company)	25.19%	25.19%	25.19%	25.19%	25.19%

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
Debt Service Coverage Ratio (DSCR) *			3.84	3.28	4.50
Interest Service Coverage Ratio (ISCR) **			15.63	13.61	11.19
* DSCR = PBIT / (Gross Interest + Principal Repayment)					
** ISCR = PBIT / Gross Interest					

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE					
a Viscose Staple Fibre & Wood Pulp	931.19	819.74	1,737.51	1,603.58	2,914.59
b Cement - Grey, White & Allied Products	3,621.34	3,036.92	7,680.55	6,167.47	13,503.26
c Sponge Iron *	-	303.58	110.77	552.50	1,007.58
d Chemicals - Caustic Soda & Allied Chemicals	131.28	145.29	251.46	271.94	522.52
e Textiles - Fabric & Yarn	101.71	95.92	174.28	168.75	318.23
f Others **	0.22	138.37	0.45	279.84	430.82
TOTAL	4,785.74	4,539.82	9,955.02	9,044.08	18,697.00
(Less) : Inter Segment Revenue	(42.42)	(53.33)	(80.17)	(105.35)	(209.88)
Total Operating Income	**4,743.32**	**4,486.49**	**9,874.85**	**8,938.73**	**18,487.12**
2. SEGMENT RESULTS					
a Viscose Staple Fibre & Wood Pulp	321.86	120.66	460.61	293.30	396.73
b Cement - Grey, White & Allied Products	983.81	562.85	2,287.74	1,385.24	3,117.58
c Sponge Iron *	-	23.70	(43.90)	89.09	101.19
d Chemicals - Caustic Soda & Allied Chemicals	27.81	44.88	56.03	79.38	127.11
e Textiles - Fabric & Yarn	4.49	2.39	7.73	2.81	8.23
f Others **	2.77	26.70	2.97	57.02	85.03
TOTAL	1,340.74	781.18	2,771.18	1,906.84	3,835.87
Add / (Less) :					
Interest	(83.12)	(75.04)	(165.44)	(141.60)	(307.81)
Net Unallocable Income / (Expenditure)	47.29	30.60	57.55	61.74	78.52
Profit before Extra Ordinary Items and Tax Expenses	**1,304.91**	**736.74**	**2,663.29**	**1,826.98**	**3,606.58**
3. CAPITAL EMPLOYED					
a Viscose Staple Fibre & Wood Pulp	2,236.02	2,517.55	2,236.02	2,517.55	2,399.61
b Cement - Grey, White & Allied Products	15,803.91	14,278.81	15,803.91	14,278.81	15,253.42
c Sponge Iron *	-	543.97	-	543.97	552.98
d Chemicals - Caustic Soda & Allied Chemicals	395.83	360.46	395.83	360.46	362.20
e Textiles - Fabric & Yarn	176.81	182.06	176.81	182.06	176.30
f Others **	24.15	1,191.24	24.15	1,191.24	21.29
TOTAL	18,636.72	19,074.09	18,636.72	19,074.09	18,765.80
Unallocated Corporate Capital Employed	3,588.15	434.56	3,588.15	434.56	1,982.63
TOTAL CAPITAL EMPLOYED	**22,224.87**	**19,508.65**	**22,224.87**	**19,508.65**	**20,748.43**

* Upto 22nd May, 2009, Refer note 2

** w.e.f. 1st January, 2009 Consolidated Results include Idea Cellular Ltd. (Consolidated) as an Associate as per equity method as against Joint Venture earlier.

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months Ended 30th Sept. '09	Three Months Ended 30th Sept. '08	Six Months Ended 30th Sept. '09	Six Months Ended 30th Sept. '08	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE					
a Viscose Staple Fibre	849.21	691.10	1,565.42	1,335.52	2,533.57
b Cement - Grey, White & Allied Products	2,065.86	1,593.40	4,220.05	3,224.64	7,010.55
c Sponge Iron *	-	303.58	110.77	552.50	1,007.58
d Chemicals - Caustic Soda & Allied Chemicals	131.28	145.29	251.46	271.94	522.52
e Textiles - Yarn	15.52	16.26	31.33	31.92	57.92
TOTAL	3,061.87	2,749.63	6,179.03	5,416.52	11,132.14
(Less) : Inter Segment Revenue	(36.09)	(46.84)	(65.86)	(91.76)	(175.90)
Total Operating Income	**3,025.78**	**2,702.79**	**6,113.17**	**5,324.76**	**10,956.24**
2. SEGMENT RESULTS					
a Viscose Staple Fibre	327.66	120.86	498.09	291.35	410.91
b Cement - Grey, White & Allied Products	584.14	316.12	1,227.97	741.10	1,629.09
c Sponge Iron *	-	23.70	(43.90)	89.09	101.19
d Chemicals - Caustic Soda & Allied Chemicals	27.81	44.88	56.03	79.38	127.11
e Textiles - Yarn	0.79	0.14	1.59	0.85	1.39
TOTAL	940.40	505.70	1,739.78	1,201.77	2,269.69
Add / (Less) :					
Interest	(50.53)	(28.38)	(98.05)	(58.58)	(140.77)
Net Unallocable Income / (Expenditure)	83.01	65.80	93.90	98.73	118.92
Profit before Extra Ordinary Items and Tax Expenses	**972.88**	**543.12**	**1,735.63**	**1,241.92**	**2,247.84**
3. CAPITAL EMPLOYED					
a Viscose Staple Fibre	1,604.20	1,914.08	1,604.20	1,914.08	1,804.54
b Cement - Grey, White & Allied Products	7,018.41	6,321.21	7,018.41	6,321.21	6,715.01
c Sponge Iron *	-	543.87	-	543.87	552.98
d Chemicals - Caustic Soda & Allied Chemicals	395.83	360.46	395.83	360.46	362.20
e Textiles - Yarn	21.49	22.30	21.49	22.30	22.61
TOTAL	9,039.93	9,161.92	9,039.93	9,161.92	9,457.34
Unallocated Corporate Capital Employed	5,972.79	3,496.82	5,972.79	3,496.82	4,279.56
TOTAL CAPITAL EMPLOYED	**15,012.72**	**12,658.74**	**15,012.72**	**12,658.74**	**13,736.90**

* Upto 22nd May, 2009, Refer note 2

V. NOTES

1 The Board of Directors of the Company, at its meeting held on 3rd October, 2009, has decided to demerge the Cement Business of the Company as a going concern into Samruddhi Cement Limited (SCL), a wholly owned subsidiary of the Company incorporated during the quarter, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956. The Appointed date for the demerger is 1st October, 2009. The Scheme is subject to the applicable approvals, inter alia from the Company's shareholders and creditors and sanctions from the Hon'ble High Courts of Madhya Pradesh and Gujarat. In terms of the Scheme, SCL will issue one new equity share of face value of Rs.5 to the shareholders of the Company for every equity share they hold in the Company as of the Record Date to be fixed for this purpose.

2 A. The Scheme of Arrangement for sale of the Sponge Iron unit of the Company has become effective on 22nd May, 2009 on completion of the necessary formalities. Accordingly, the Company has transferred the Sponge Iron unit to Vikram Sponge Iron Ltd., on a going concern basis, on receipt of the sale consideration of Rs.1030 Crores. The profit on such sale Rs. 336.07 Crores (Net of tax Rs. 8.65 Crores) has been accounted for as an extraordinary item.

B. Current Results are not strictly comparable with that of corresponding periods of previous year owing to: (a) sale of the Sponge Iron unit on 22nd May, 2009 and (b) the results of Idea Cellular Ltd. being consolidated as a Joint Venture in the corresponding periods of the previous year, whereas w.e.f. 1st January, 2009, the same is being consolidated as an Associate.

The previous periods' figures on comparable basis (restated for above) will be as under:

Rs. in Crores

Period ended 30th September, 2008	Consolidated		Standalone	
	3 months	6 months	3 months	6 months
Revenue	4,044.77	8,106.84	2,399.21	4,772.26
Profit Before Interest & Tax (PBIT)	764.09	1,825.34	547.80	1,211.41
Net Profit before Extraordinary Items (after Minority Share in Consolidated Results)	469.91	1,095.50	402.98	870.87

3 The operations at the Company's Viscose Staple Fibre Plant at Nagda were suspended from 24th May, 2009 to 8th July, 2009 on account of water shortage.

4 Previous periods' figures have been regrouped / rearranged wherever necessary to conform to the current periods' classification.

5 No investor complaint was pending at the beginning and end of the quarter; three complaints received during the quarter have been fully attended by the Company.

6 The above Unaudited results for the quarter ended 30th September, 2009 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at their meetings held on 29th October, 2009. The limited review, as required under Clause 41 of the Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 29th October, 2009

Shailendra K. Jain
Whole-Time Director


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Infomedia 18